Capitalisation and Indebtedness	Exhibit 99.2

The following table sets out the issued share capital of Barclays Bank PLC and its consolidated total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2014. The information has been prepared in accordance with International Financial Reporting Standards (IFRS).

As at 31 December 2014
(000)
Share capital of Barclays Bank PLC
Ordinary shares - issued and fully paid shares of £1 each	2,342,559
Preference shares - issued and fully paid shares of £100 each	21
Preference shares - issued and fully paid shares of £1 each	1
Preference shares - issued and fully paid shares of U.S.$100 each	58
Preference shares - issued and fully paid shares of U.S.$0.25 each	237,000
Preference shares - issued and fully paid shares of €100 each	32

£m
Group shareholders’ equity
Called up share capital	2,380
Share premium account	12,092
Other reserves	1,837
Other equity instruments	4,350
Other shareholders’ funds	485
Retained earnings	42,650

Shareholders’ equity excluding non-controlling interests	63,794
Non-controlling interests	2,251

Total shareholders’ equity	66,045

Group indebtedness(1)
Subordinated liabilities(2)	21,685
Debt securities in issue	86,099

Total indebtedness	107,784

Total capitalisation and indebtedness	173,829

Group contingent liabilities
Guarantees and letters of credit pledged as collateral security	14,547
Performance guarantees, acceptances and endorsements	6,777

Total contingent liabilities	21,324

Documentary credits and other short-term trade related transactions	1,091

Standby facilities, credit lines and other commitments	290,171

1.	“Group indebtedness” includes interest accrued as at 31 Dec 2014 in accordance with International Financial Reporting Standards.
2.	On 23rd February 2015, Barclays Bank PLC 4.75% Fixed Rate Subordinated Notes worth US$150,000,000 matured.

1